Exhibit 99.46

For Immediate Release:

HudBay Announces Appointment of Two New Directors

WINNIPEG, MANITOBA, April 9, 2008 – HudBay Minerals Inc. (“HudBay”) (TSX: HBM) today announced the appointments of Donald K. Charter and R. Peter Gillin as directors of the corporation.

“We are very pleased to have both Don Charter and Peter Gillin joining the HudBay board of directors,” said Norman Anderson, Chairman of HudBay. “Both Don and Peter bring a wealth of public and mining company experience to HudBay. On behalf of the board of directors and senior management, I’d like to welcome them to the HudBay team. We look forward to benefiting from the extensive knowledge they bring.”

Don Charter is President of 3Cs Corporation, a consulting and investment company, and is the former Chairman and Chief Executive Officer of Dundee Securities Ltd. and Dundee Private Investors Inc. He has also served as Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc. Prior to joining Dundee, Mr. Charter practiced corporate and securities law in Toronto. He is currently a director of IAMGOLD Corporation, Lundin Mining Corporation, Great Plains Exploration Inc., Baffin Iron Mines Corporation and a trustee of Dundee Real Estate Investment Trust.

Peter Gillin is Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, and is the former President and Chief Executive Officer of Zemex Corporation. Mr. Gillin has also been a senior investment banker, having previously served as Vice-Chairman of N M Rothschild & Sons Canada Limited and as a Managing Director of Scotia Capital. He is currently a director of Silver Wheaton Corp. and Trillium Health Care Products Inc. and is a member of the Independent Review Committee of TD Asset Management Inc. Mr. Gillin is a Chartered Financial Analyst.

About HudBay Minerals Inc.

HudBay is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and a member of the S&P/TSX Global Mining Index.

(HBM-G)

For further information:

Brad Woods, Director, Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com